APPENDIX A

Series of the Rochdale Investment Trust covered by this Agreement

Series	Management Fee (as a percentage of average daily net assets)

Rochdale Large Growth Portfolio	0.50%
Rochdale Large Value Portfolio	0.50%
Rochdale Mid/Small Growth Portfolio	0.50%
Rochdale Mid/Small Value Portfolio	0.50%
Rochdale Dividend & Income Portfolio	0.65%
Rochdale Intermediate Fixed Income Portfolio	0.40%
Rochdale Fixed Income Opportunities Portfolio	0.50%

Amended November 15, 2007 and ________, 2009